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                 June 21, 2023

       Jason DiBona
       Chief Executive Officer
       Molekule Group, Inc.
       10455 Riverside Drive
       Palm Beach Gardens, FL 33410

                                                        Re: Molekule Group,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 14, 2023
                                                            File No. 333-272644

       Dear Jason DiBona:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Mitchell Austin, Staff
       Attorney, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Valerie Jacob